Exhibit 12.01

Caraustar Industries, Inc.

Exhibit 12.01 For the Periods Presented

(dollars in thousands)

As of December 31, 2007

	2003	2004	2005	2006	2007
Earnings:
Income (Loss) from continuing operations before income taxes, minority interest, reversal of loss on discontinued operations, and cumulative effect of accounting changes	$(50,023)	$(32,766)	$(161,693)	$74,317	$(28,100)
Plus distributed income of equity investees	6,150	20,250	39,500	8,000	4,000
Fixed charges	54,280	51,912	51,481	33,808	25,213
Less capitalized interest expense	—	—	—	—	—

Earnings	$10,407	$39,396	$(70,712)	$116,125	$1,113

Fixed charges:
Interest expense	$47,219	$46,214	$46,768	$29,184	$21,984
Amortization of debt issuance costs	(214)	(876)	(997)	(1,161)	(1,114)
Estimate of the interest cost within rental expense	7,275	6,574	5,710	5,083	4,343
Capitalized interest expense	—	—	—	702	—

Fixed charges	$54,280	$51,912	$51,481	$33,808	$25,213

Ratio of earnings to fixed charges	0.19	0.76 (1)	(1.37)	3.43	0.04

Shortfall of 1 to 1 ratio	(43,873)	(12,516)	(122,193)	82,317	(24,100)

(1)	The 2007, 2005, 2004, and 2003 earnings were inadequate to cover fixed charges. The cover deficiency was $24.1 million, $122.2 million, 12.5 million and 43.9 million, respectively.